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Posted by **Phil Martie** • 8/20/2021 • Notify employees •••



Nicolette
253 followers
3w •

We just hit the 100 investor mark in our equity crowdfunding campaign, led by Backstage Capital!

View the offering here: wefunder.com/nicolette

See an update video from CEO Phil Martie here:
https://lnkd.in/gMVrzE79

